UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-4373

(Check One): ☑ Form 10-K  ☐ Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     THREE-FIVE SYSTEMS, INC.

Full Name of Registrant

Former Name if Applicable

     1600 NORTH DESERT DRIVE

Address of Principal Executive Office (Street and Number)

     TEMPE, ARIZONA 85281

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Three-Five Systems, Inc. (the “Registrant”) requires additional time to finalize and review its Annual Report on Form 10-K for its fiscal year ended December 31, 2004 (the “Report”). The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. This circumstance results from the resignation of the Registrant’s Chief Financial Officer and the appointment of an Interim Chief Financial Officer in connection with the relocation of the Registrant’s headquarters from Tempe, Arizona to Redmond, Washington; the departure of certain other employees of the Registrant in late 2004 and early 2005; and the transfer of the Registrant’s accounting and finance functions from Tempe to Redmond. The Registrant expects that its Report will be filed by no later than the fifteenth calendar day following the date on which the Report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jack L. Saltich	(602)	389-8600

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THREE-FIVE SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By:	/s/ Jack L. Saltich
Jack L. Saltich
President and Chief Executive Officer

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